FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Semi-Annual Report for the period ended September 30, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: January 4, 2007	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 28, 2006

For Six-month Period:	From April 1, 2006 to September 30, 2006

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Jyotin Mehta
General Manager and Company Secretary

Location of Registered Office:	Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India

Personal Name or Corporate Name of Attorney-in-Fact:	Hironori Shibata, Attorney-at-Law

Address or Location of Attorney-in-Fact:	Anderson Mori & Tomotsune Izumi Garden Tower 6-1, Roppongi 1-chome Minato-ku, Tokyo

Telephone Number:	03-6888-1182

Name of Person to Contact with:	Akitaka Anzai, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune Izumi Garden Tower 6-1, Roppongi 1-chome Minato-ku, Tokyo

Telephone Number:	03-6888-5820

Place(s) for Public Inspection:	Not applicable.

Notes:

1.	ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited amalgamated with and into ICICI Bank Limited, effective March 30, 2002 for accounting purposes under generally accepted accounting principles in India ("Indian GAAP"). In this Statement, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "Company" are, as the context requires, to ICICI Bank

Limited on an unconsolidated basis subsequent to the amalgamation, to ICICI Bank Limited on an unconsolidated basis prior to the amalgamation, or to both.

2.	In this document, references to "US$" are to United States dollar, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For convenience in reading this document, certain US dollar amounts have been translated into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 15, 2006 as quoted by The Bank of Tokyo-Mitsubishi, Ltd. in Tokyo (US$1 = ¥118.13), and certain rupee amounts have been translated into Japanese yen at the reference rate of Rs.1 = ¥2.83 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi, Ltd. in Tokyo as at December 15, 2006.

3.	The fiscal year of the Company commences on April 1 and ends on March 31 of each year. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year. For example, "fiscal 2006" refers to the year commenced on April 1, 2005 and ended on March 31, 2006.

4.	Figures in tables in this document have been rounded, subject to adjustment, if necessary, so that they may agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.			CORPORATE INFORMATION	1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY			1

II.	OUTLINE OF COMPANY			2

	1	.	Trends in Major Business Indices, etc.	2
	2	.	Nature of Business	6
	3	.	State of Affiliated Companies	8
	4	.	State of Employees	8

III.	STATEMENT OF BUSINESS			9

	1	.	Outline of Results of Operations, etc.	9
	2	.	State of Production, Orders Accepted and Sales	15
	3	.	Problems to be Coped with	16
	4	.	Material Contracts relating to Management, etc.	16
	5	.	Research and Development Activities	16

IV.	STATEMENT OF FACILITIES			17

	1	.	State of Major Facilities	17
	2	.	Plan for Installation, Retirement, etc. of Facilities	17

V.	STATEMENT OF FILING COMPANY			18

	1	.	State of Shares, etc.	18

			(1) Total Number of Shares, etc.	18
			(i) Total Number of Shares, etc.	18
			(ii) Issued Shares	18
			(2) Total Number of Issued Shares and Capital Stock, etc.	19
			(3) Major Shareholders	20
	2	.	Trends in Stock Prices	20
	3	.	Statement of Directors and Officers	21

- i -

VI.	FINANCIAL CONDITION			22

	1	.	Financial Statements for the Relevant Six-month Period	23
	2	.	Other Matters	24
			(1) Legal and Regulatory Proceedings	24
			(2) Subsequent Events	24
	3	.	Major Differences between United States and
			Japanese Accounting Principles and Practices	25
	4	.	Major Differences between Indian and
			Japanese Accounting Principles and Practices	27

VII.	TRENDS IN FOREIGN EXCHANGE RATES			32

VIII.	REFERENCE INFORMATION OF FILING COMPANY			33

PART II.			INFORMATION ON COMPANIES OTHER THAN
			GUARANTY COMPANY, ETC	34

I.	INFORMATION ON GUARANTY COMPANY			34

II.	INFORMATION ON COMPANIES OTHER THAN
	GUARANTY COMPANY			34

III.	INFORMATION ON BUSINESS INDICES, ETC.			34

- ii -

PART I. CORPORATE INFORMATION

I. SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

     There has been no material change during the relevant six-month period.

II. OUTLINE OF COMPANY

     1. Trends in Major Business Indices, etc.

      The following data is derived from the audited unconsolidated financial statements of ICICI Bank Limited.

Audited financial results

(Rs. in crore/JPY in ten-million)

				Half year ended				Year ended

Sr. No.		Particulars		September 30, 2006	September 30, 2006	September 30, 2005	September 30, 2004	March 31, 2006	March 31, 2006	March 31, 2005

1	.	Interest earned (a)+(b)+(c)+(d)		Rs. 10,508.06	JPY 29,738	Rs. 6,445.32	Rs. 4,579.52	Rs. 14,306.13	JPY 40,486	Rs. 9,779.02
		a)	Interest/discount on advances/bills	7,227.36	20,453	4,554.32	3,311.04	10,206.59	28,885	7,121.95
		b)	Income on investments	2,827.26	8,001	1,686.45	1,047.68	3,692.76	10,451	2,229.44
		c)	Interest on balances with Reserve Bank of India
			and other interbank funds	404.10	1,144	155.56	119.45	335.46	949	232.01
		d)	Others	49.34	140	48.99	101.35	71.32	202	195.62
2	.	Other income		2,847.69	8,059	2,202.05	1,493.11	4,983.14	14,102	3,416.14
		A) TOTAL INCOME (1) + (2)		13,355.75	37,797	8,647.37	6,072.63	19,289.27	54,589	13,195.16
3	.	Interest expended		7,455.79	21,100	4,406.36	3,110.54	9,597.45	27,161	6,570.89
4	.	Operating expenses (e) + (f) + (g)		3,056.72	8,651	2,226.17	1,654.48	5,001.15	14,153	3,668.27
		e)	Payments to and provisions for employees	749.72	2,122	470.20	346.88	1,082.29	3,063	737.41
		f)	Direct marketing agency expenses	717.95	2,032	511.49	349.93	1,177.06	3,331	854.57
		g)	Other operating expenses	1,589.05	4,497	1,244.48	957.67	2,741.80	7,759	2,076.29
		B) TOTAL EXPENDITURE (3) + (4)
		(excluding provisions and contingencies)		10,512.51	29,750	6,632.53	4,765.02	14,598.60	41,314	10,239.16
5	.	OPERATING PROFIT (A)-(B)
		(Profit before provisions and contingencies)		2,843.24	8,046	2,014.84	1,307.61	4,690.67	13,275	2,956.00
6	.	Other provisions and contingencies		1,192.12	3,374	601.67	240.54	1,594.07	4,511	428.80
7	.	Provision for taxes
		a) Current period tax		347.03	982	348.36	266.97	691.22	1,956	179.49
		b) Deferred tax adjustment		(70.93)	(201)	(45.25)	(72.72)	(134.69)	(381)	342.51
8	.	Net profit (5)-(6)-(7)		1,375.02	3,891	1,110.06	872.82	2,540.07	7,188	2,005.20
9	.	Paid-up equity share capital (face value Rs. 10/-)		892.92	2,527	740.92	734.46	889.83	2,518	736.78
10	.	Reserves excluding revaluation reserves		22,657.47	64,121	12,975.38	11,358.49	21,316.16	60,325	11,813.20
11	.	Analytical ratios
		(i) Percentage of shares held by Government of India		-	-	-	-	-	-	-
		(ii) Capital adequacy ratio		14.34%	-	11.52%	15.20%	13.35%	-	11.78%
		(iii) Earnings per share for the period (not annualised
		for quarter/period) (in Rs.) (basic)		15.42	-	15.02	12.13	32.49	-	27.55
		(iv) Earnings per share for the period (not annualised
		for quarter/period) (in Rs.) (diluted)		15.30	-	14.87	12.03	32.15	-	27.33
12	.	Aggregate of non-promoter shareholding
		•	No. of shares	892,895,861	2,526,895,287	740,881,117	734,728,679	889,823,901	2,518,201,640	736,716,094
		•	Percentage of shareholding	100	-	100	100	100	-	100
13	.	Deposits		189,499.37	536,283	120,452.34	71,597.99	165,083.17	467,185	99,818.78
14	.	Advances		155,403.49	439,792	107,070.97	68,479.15	146,163.11	413,642	91,405.15
15	.	Total assets		Rs. 282,372.54	JPY 799,114	Rs. 189,218.48	Rs. 132,780.69	Rs. 251,388.95	JPY 711,431	Rs. 167,659.41

Notes

1.	The financial results have been prepared in accordance with Accounting Standard ("AS") 25 on "Interim Financial Reporting".

2.	During the quarter ended September 30, 2006, the Bank allotted 1,000,376 equity shares pursuant to exercise of employee stock options.

3.	Status of equity investors' complaints/grievances for the quarter ended September 30, 2006.

Opening balance	Additions	Disposals	Closing balance
9	955	956	8

4.	Provision for current period tax includes Rs. 10.84 crore towards provision for fringe benefit tax for the quarter ended September 30, 2006 (Rs. 21.98 crore for the half year ended September 30, 2006).

5.	Till the year ended March 31, 2006, the Bank deducted direct marketing agency expenses on automobile loans from the interest income. For the period ended September 30, 2006, the Bank has reported all direct marketing agency expenses, on automobile loans and other retail loans, separately under "Operating expenses".

6.	ICICI Web Trade Limited has merged with ICICI Brokerage Services Limited, a subsidiary of ICICI Bank Limited, effective October 1, 2006.

7.	Previous period/year figures have been regrouped/reclassified where necessary to conform to current period classification.

8.	The above financial results have been taken on record by the Board of Directors at its meeting held on October 24, 2006.

Segmental information of ICICI Bank Limited

(Rs. in crore/JPY in ten-million)

		Half year ended				Year ended

Sr. No.	Particulars	September 30, 2006	September 30, 2006	September 30, 2005	September 30, 2004	March 31, 2006	March 31, 2006	March 31, 2005

1.	Segment Revenue
a	Consumer and Commercial Banking	Rs. 10,697.75	JPY 30,275	Rs. 6,975.25	Rs. 5,248.11	Rs. 15,408.53	JPY 43,606	Rs. 11,012.81
b	Investment Banking	3,491.53	9,881	2,343.99	1,332.53	4,972.50	14,072	3,092.62
	Total revenue	14,189.28	40,156	9,319.24	6,580.64	20,381.03	57,678	14,105.43
	Less: Inter Segment Revenue	833.53	2,359	671.87	508.01	1,091.76	3,090	910.27
	Income from Operations	13,355.75	37,797	8,647.37	6,072.63	19,289.27	54,589	13,195.16
2.	Segmental Results (i.e. Profit before tax &
	provisions)
a	Consumer and Commercial Banking	1,883.69	5,331	1,429.21	1,023.98	3,387.05	9,585	1,976.07
b	Investment Banking	978.76	2,770	604.83	302.83	1,342.02	3,798	1,018.33
	Total profit before tax & provisions	2,862.45	8,101	2,034.04	1,326.81	4,729.07	13,383	2,994.40
3.	Provisions
a	Consumer and Commercial Banking	675.99	1,913	206.15	242.52	732.02	2,072	81.41
b	Investment Banking	516.14	1,461	395.52	(1.98)	862.05	2,440	347.39
	Total provisions	1,192.13	3,374	601.67	240.54	1,594.07	4,511	428.80
4.	Segment Results (i.e. Profit before tax)
a	Consumer and Commercial Banking	1,207.70	3,418	1,223.06	781.46	2,655.03	7,514	1,894.66
b	Investment Banking	462.62	1,309	209.31	304.81	479.97	1,358	670.94
	Total profit before tax	1,670.32	4,727	1,432.37	1,086.27	3,135.00	8,872	2,565.60
	Unallocated	19.20	54	19.20	19.20	38.40	109	38.40
	Tax	276.10	781	303.11	194.25	556.53	1,575	522.00
	Profit after tax	1,375.02	3,891	1,110.06	872.82	2,540.07	7,188	2,005.20
5.	Capital Employed (i.e. segment assets –
	Segment Liabilities excluding
	inter-segmental funds lent and borrowed)
a	Consumer and commercial banking	(45,179.23)	(127,857)	(23,351.11)	(20,983.48)	(27,936.78)	(79,061)	(24,044.61)
b	Investment Banking	65,489.89	185,336	34,720.35	30,695.04	47,417.84	134,192	34,138.32
	Total capital employed	Rs. 20,310.66	JPY 57,479	Rs. 11,369.24	Rs. 9,711.56	Rs. 19,481.06	JPY 55,131	Rs. 10,093.71

     2. Nature of Business

Supervision and Regulation

      In October 2006, in its mid term review of the Annual Policy Statement for fiscal 2007, the Reserve Bank of India extended the guideline for full compliance with Basel II. Under the new time frame, foreign banks operating in India and Indian banks having presence outside India are required to migrate to the standardized approach for credit risk and the basic indicator approach for operational risk under Basel II with effect from March 31, 2008. All other scheduled commercial banks are required to migrate to these approaches under Basel II in alignment with them, but in any case not later than March 31, 2009.

      In October 2006, in its mid term review of the Annual Policy Statement for fiscal 2007, with a view to providing further flexibility to authorized dealer banks in seeking access to funds overseas, the Reserve Bank of India proposed that authorized dealer banks would be allowed to borrow funds from their overseas branches and correspondent banks up to a limit of 50.0% of unimpaired Tier I capital or US$ 10.0 million, whichever is higher, as against the earlier overall limit of 25.0% . However, short-term borrowings up to a period of one year or less would not exceed 20.0% of unimpaired Tier I capital within the overall limit of 50.0% . All borrowings in the form of subordinated debt placed by head offices of foreign banks with their branches in India as Tier II capital, capital funds raised/augmented by issue of innovative perpetual debt instruments (IPDI) and other overseas borrowing with the specific approval of the Reserve Bank of India would continue to be outside the limit of 50.0% .

      In April, 2003 Indian banks were permitted to extend credit/non-credit facilities to Indian Joint Ventures (JVs)/Wholly Owned Subsidiaries (WOS) abroad up to the extent of 10.0% of their unimpaired capital funds (Tier I and Tier II), subject to certain conditions. In its mid term review of the Annual Policy Statement announced in October 2006, the Reserve Bank of India has proposed to enhance the prudential limit on credit and non-credit facilities extended by banks from the existing 10.0% to 20.0% of unimpaired capital funds of the bank.

      The Reserve Bank of India in a circular dated November 28, 2006, permitted classification of loans granted to Self Help Groups (SHGs) engaged in agriculture and allied activities as direct finance to agriculture within the priority sector as long as such disaggregated data on the SHG/microfinance portfolio is maintained.

      In a recent circular the Reserve Bank of India has limited banks' capital market exposure to 40.0% of their net worth as on March 31 of the previous year on a solo basis. Within this limit direct investments in shares, convertible bonds/debentures, units of equity oriented mutual funds and all exposures to venture capital funds have been restricted to 20.0% of their net worth. On a consolidated basis, the exposure to capital markets has been restricted to 40.0% of the consolidated net worth as on March 31 of the previous year with direct investments in shares, convertible bonds/debentures, units of equity oriented mutual funds and all exposures to venture capital funds restricted to 20.0% of their consolidated net worth.

      The Reserve Bank of India in a press release dated December 8, 2006, increased the Cash Reserve Ratio (CRR) by 50 bps from 5.0% to 5.5% . The increase is to take place in two stages of 25 bps each and will be effective as follows:

     December 23, 2006: 5.0% to 5.25%

     January 6, 2007: 5.25% to 5.5%

      The Reserve Bank of India has also issued draft guidelines in the following areas which are yet to be finalised.

       a. Capital market exposure
       b. Derivatives; and
       c. Priority sector lending

Non-banking financial companies

      On December 12, 2006, the Reserve Bank of India issued guidelines on Financial Regulation of Systematically Important NBFCs and Banks' Relationship with them with a view to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking NBFCs, the guidelines classify those with asset size above Rs. 1.00 billion as per the last audited balance sheet as systemically important. These NBFCs are required to maintain a minimum capital to risk weighted assets ratio (CRAR) of 10.0%, in addition to conforming to single and group exposure norms. The guidelines restrict banks' holding in a deposit taking NBFC, excluding housing finance companies, to 10.0% of the paid up equity capital of the NBFC. The total exposure to a single NBFC has been limited to 10.0% of the bank's capital fund while exposure to a NBFC-Asset Finance Company has been restricted to 15.0% of the bank's capital fund. The limit is increased to 15.0% and 20.0% respectively provided that the excess exposure is on account of on lent funds by the NBFC to infrastructure sectors. Banks have also been advised to fix internal limits for their aggregate exposure to all NBFCs put together. Currently, NBFCs not belonging to any banking group are permitted to offer discretionary portfolio management as a product, as permitted by their respective regulators. The regulations have permitted bank sponsored NBFCs to offer discretionary portfolio management services to their clients on a case by case basis.

Credit Policy Measures

     Mid Term Review of the Annual Policy Statement for Fiscal 2007

      In its mid term review announced on October 31, 2006, the Reserve Bank of India raised the repo rate by 25 basis points from 7.0% to 7.25% while keeping the reverse repo rate unchanged at 6.0% . The bank rate was kept unchanged at 6.0% . The Reserve Bank also extended the time frame for full compliance with Basel II norms to March 31, 2008 for foreign banks operating in India and Indian banks presence overseas. All other scheduled commercial banks are required to be in full compliance with Basel II norms by no later than March 31, 2009.

     Except as stated above, there have been no material changes.

     3. State of Affiliated Companies

      ICICI Web Trade Limited, a company that was owned by a private equity fund managed by ICICI Venture Funds Management Company Limited and provides web and telephone-based brokering services has been amalgamated with ICICI Brokerage Services Limited, a subsidiary of ICICI Securities Limited providing brokerage services to institutional clients, effective October 1, 2006.

     4. State of Employees

     As of September 30, 2006, ICICI Bank Limited had 30,784 employees.

III. STATEMENT OF BUSINESS

     1. Outline of Results of Operations, etc.

      The following discussion is based on the audited unconsolidated financial statements of ICICI Bank Limited.

      Profit after tax increased by 23.9% to Rs. 13.8 billion in the six-month period ended September 30, 2006 from Rs. 11.1 billion in the six-month period ended September 30, 2005. Profit before provisions and tax increased by 41.1% to Rs. 28.4 billion in the six-month period ended September 30, 2006 from Rs. 20.1 billion in the six-month period ended September 30, 2005 primarily due to a 49.7% increase in net interest income to Rs. 30.5 billion in the six-month period ended September 30, 2006 from Rs. 20.4 billion in the six-month period ended September 30, 2005, increase in non-interest income by 29.3% to Rs. 28.5 billion in six-month period ended September 30, 2006 from Rs. 22.0 billion in the six-month period ended September 30, 2005 offset, in part, by increase in non-interest expenses by 37.3% to Rs. 30.6 billion in the six-month period ended September 30, 2006 from Rs. 22.3 billion in the six-month period ended September 30, 2005. Provisions and contingencies (excluding provision for tax) increased to Rs. 11.9 billion in the six-month period ended September 30, 2006 from Rs. 6.0 billion in the six-month period ended September 30, 2005.

Net interest income increased by 49.7% to Rs. 30.5 billion in the six-month period ended September 30, 2006 from Rs. 20.4 billion in the six-month period ended September 30, 2005, primarily reflecting an increase of 58.5% in the average volume of interest-earning assets.

Non-interest income increased by 29.3% to Rs. 28.5 billion in the six-month period ended September 30, 2006 from Rs. 22.0 billion primarily due to a 55.4% increase in commission, exchange and brokerage, offset in part by a decrease in treasury income.

Non-interest expense increased by 37.3% to Rs. 30.6 billion in the six-month period ended September 30, 2006 from Rs. 22.3 billion in the six-month period ended September 30, 2005 primarily due to a 59.4% increase in employee expenses and a 38.1% increase in other administrative expenses.

Provisions and contingencies (excluding provision for tax) increased to Rs. 11.9 billion in the six-month period ended September 30, 2006 from Rs. 6.0 billion in the six-month period ended September 30, 2005 primarily due to an increase in net provision for non performing assets, general provision for standard assets and provision for investments in the six-month period ended September 30, 2006.

Total assets increased 49.2% to Rs. 2,823.7 billion at September 30, 2006 from Rs. 1,892.2 billion at September 30, 2005 primarily due to an increase in loans by 45.1% and an increase in investments by 50.0%.

Net Interest Income

      The following table sets forth, for the periods indicated, the principal components of net interest income.

	Six-month period ended September 30,

	2005	2006	2006	2006/2005 % change

	(in millions, except percentages)

Interest income	Rs. 64,453	Rs. 105,081	JPY 297,379	63.0%
Interest expense	(44,064)	(74,558)	(210,999)	69.2

Net interest income	Rs. 20,389	Rs. 30,523	JPY 86,380	49.7%

     Net interest income increased by 49.7% to Rs. 30.5 billion in the six-month period ended September 30, 2006, from Rs. 20.4 billion in the six-month period ended September 30, 2005 reflecting mainly the following:

an increase of Rs. 901.0 billion or 58.5% in the average volume of interest-earning assets; and

net interest margin of 2.5% for the six-month period ended September 30, 2006 compared to 2.6% for the six-month period ended September 30, 2005.

     In February 2006, the Reserve Bank of India issued guidelines for accounting for securitisation of standard assets. In accordance with these guidelines with effect from February 1, 2006 we account for any loss arising on securitisation immediately at the time of sale and the profit/premium arising on account of securitisation is amortised over the life of the asset. Prior to February 1, 2006, profit arising on account of securitisation has been recorded upfront at the time of sale. Income from sell down of loans, which was approximately 15.9% of net interest income in the six-month period ended September 30, 2005, was negligible in the six-month period ended September 30, 2006 due to the impact of the aforesaid guidelines requiring amortisation of profit on securitisation from February 1, 2006 and the prevailing liquidity and interest rate scenario.

      We use marketing agents, called direct marketing agents or associates, for sourcing our automobile loans. Until the year ended March 31, 2006, we deducted commission paid to direct marketing agents of automobile loans from interest income. For the six-month period ended September 30, 2006, we have reported all direct marketing agency expenses, on automobile loans and other retail loans, separately under "non-interest expense". These commissions are expensed upfront and not amortised over the life of the loan. The necessary reclassifications have been made in the financial statements for the six-month period ended September 30, 2005.

      The average volume of interest-earning assets increased by Rs. 901.0 billion in the six-month period ended September 30, 2006 primarily due to the increase in average advances by Rs. 519.0 billion and increase in average investments by Rs. 253.1 billion. The increase in average advances was mainly due to increased disbursement of retail loans and increase in average investments was mainly due to increased investment in government securities. Retail advances, net of provisions and write-off, increased by 57.1% to Rs. 1,076.8 billion at September 30, 2006 from Rs. 685.4 billion at September 30, 2005.

      Interest income increased by 63.0% to Rs. 105.1 billion in the six-month period ended September 30, 2006 from Rs. 64.5 billion in the six-month period ended September 30, 2005 primarily due to an increase of 58.5% in the average interest-earning assets to Rs. 2,441.4 billion in the six-month period ended September 30, 2006 from Rs. 1,540.4 billion in the six-month period ended September 30, 2005. Yield on average interest-earning assets increased to 8.6% in the six-month period ended September 30, 2006 from 8.4% in the six-month period ended September 30, 2005 primarily due to a increase in the yield on advances portfolio by 0.4% to 9.6% in the six-month period ended September 30, 2006 from 9.2% in the six-month period ended September 30, 2005. The yield on advances has increased despite the significant decline in income from sell-down of loans due to an increase in lending rates in line with the general increase in interest rates and an increase in the volume of certain high yielding loans. Our prime lending rate (ICICI Bank's benchmark lending rate) has increased by 225 basis points in the period from September 30, 2005 to September 30, 2006. Our benchmark rate for floating home loans has increased by 150 basis points in the same period.

      Total interest expense increased 69.2% to Rs. 74.6 billion in the six-month period ended September 30, 2006 from Rs. 44.1 billion in the six-month period ended September 30, 2005, primarily due to an increase of 55.2% in average interest-bearing liabilities to Rs. 2,345.7 billion in the six-month period ended September 30, 2006 from Rs. 1,511.3 billion in the six-month period ended September 30, 2005 and an increase of 50 basis points in our cost of funds to 6.3% in the six-month period ended September 30, 2006 from 5.8% in the six-month period ended September 30, 2005. Total deposits at September 30, 2006 constituted 78.6% of our funding (comprising deposits, borrowings and subordinated debts) compared to 74.1% at September 30, 2005. Total deposits increased 57.3% to Rs. 1,895.0 billion at September 30, 2006 from Rs. 1,204.5 billion at September 30, 2005. This is commensurate with our focus of increasing funding through deposits. Our cost of deposits has increased by 1.0% to 6.0% in the six-month period ended September 30, 2006 from 5.0% in the six-month period ended September 30, 2005 consequent to the general increase in interest rates reflecting a tight systemic liquidity scenario, particularly since February 2006, and increases in deposit rates for retail and other customers in fiscal 2006. The cost of borrowings declined to 7.6% in the six-month period ended September 30, 2006 from 7.8% in the six-month period ended September 30, 2005 primarily due to repayment of high costs borrowings of erstwhile ICICI Limited.

      As a result of the higher cost of funds and decrease in the income from sell down of loans, our net interest margin decreased to 2.5% in the six-month period ended September 30, 2006 from 2.6% in the six-month period ended September 30, 2005. Our net interest margin is expected to continue to be lower than other banks in India until we repay the borrowings of ICICI Limited and increase the proportion of retail deposits in our total funding. The net interest margin is also impacted by the relatively lower net interest margin earned by our overseas branches, which is offset by the higher fee income that we are able to earn by leveraging our international presence and our ability to meet the foreign currency borrowing requirements of Indian companies.

Non-Interest Income

      The following table sets forth, for the periods indicated, the principal components of our non-interest income.

	Six-month period ended September 30,

	2005	2006	2006	2006/2005 % change

	(in millions, except percentages)
Commission, exchange and brokerage	Rs. 12,518	Rs. 19,447	JPY 55,035	55.4%
Income from treasury-related activities(1)	5,417	5,089	14,402	(6.1)

	Six-month period ended September 30,

	2005	2006	2006	2006/2005 % change

	(in millions, except percentages)
Lease income	1,736	1,298	3,673	(25.2)
Other income	2,350	2,643	7,480	12.5

Total non-interest income	Rs. 22,021	Rs. 28,477	JPY 80,590	29.3%

(1) Includes profit/loss on sale of investments and revaluation of investments and foreign exchange gain/loss.

      Non-interest income increased by 29.3% in the six-month period ended September 30, 2006 to Rs. 28.5 billion from Rs. 22.0 billion in the six-month period ended September 30, 2005 primarily due to a 55.4% increase in commission, exchange and brokerage and a 12.5% increase in other income, offset, in part by a 25.2% decline in lease income.

      Commission, exchange and brokerage increased by 55.4% to Rs. 19.5 billion in the six-month period ended September 30, 2006 from Rs. 12.5 billion in the six-month period ended September 30, 2005 primarily due to growth in retail banking fee income arising from retail assets like home loans and credit cards and retail liability product income like account servicing charges, increase in transaction banking fee income from corporate banking and increase in fee income from international banking operations.

      Total income from treasury-related activities was Rs. 5.1 billion in the six-month period ended September 30, 2006 as compared to Rs. 5.4 billion in the six-month period ended September 30, 2005, due to lower capital gains as a result of the sharp fall in the equity markets in May 2006 and adverse conditions in the debt markets. Income from treasury-related activities includes income from derivatives reflecting primarily the transactions undertaken with customers by us and hedged internally or in the inter-bank market and income from merchant foreign exchange transactions.

      Lease income decreased by 25.2% to Rs. 1.3 billion in the six-month period ended September 30, 2006 from Rs. 1.7 billion n the six-month period ended September 30, 2005 mainly due to a reduction in lease assets since we are not entering into new lease transactions. Our total leased assets were Rs. 10.5 billion at September 30, 2006 compared to Rs. 12.7 billion at September 30, 2005.

      Other income increased by 12.5% to Rs. 2.6 billion in the six-month period ended September 30, 2006 compared to Rs. 2.4 billion in the six-month period ended September 30, 2005. Other income includes the unrealised gain/loss on certain derivative transactions.

Non-Interest Expense

      The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Six-month period ended September 30,

	2005	2006	2006	2006/2005 % change

	(in millions, except percentages)
Employee expenses	Rs. 4,702	Rs. 7,497	JPY 21,217	59.4%
Depreciation on own property (including
non banking assets)	1,657	1,744	4,936	5.3
Auditors' fees and expenses	9	10	28	11.1
Other administrative expenditure	9,497	13,112	37,107	38.1

Total non-interest expense (excluding lease
depreciation and direct marketing agency
expenses)	15,865	22,363	63,287	41.0
Depreciation (net of lease equalisation) on
leased assets	1,282	1,024	2,898	(20.1)
Direct marketing agency expenses	5,115	7,180	20,319	40.4

Total non-interest expenses	Rs. 22,262	Rs. 30,567	JPY 86,505	37.3%

      Total non-interest expense increased by 37.3% in the six-month period ended September 30, 2006 to Rs. 30.6 billion from Rs. 22.3 billion in the six-month period ended September 30, 2005 primarily due to a 59.4% increase in employee expenses and a 38.1% increase in other administrative expenses.

      Employee expenses increased 59.4% to Rs. 7.5 billion in the six-month period ended September 30, 2006 from Rs. 4.7 billion in the six-month period ended September 30, 2005 primarily due to a 33.9% increase in the number of employees to 30,784 at September 30, 2006 from 22,992 at September 30, 2005, annual increase in the salaries and higher cost due to monetisation of benefits on loan facilities available to employees at concessional rates of interests and other employee benefits. The increase in employees was commensurate with the growth in our retail businesses.

      Depreciation on our own property remained at Rs. 1.7 billion for the six-month period ended September 30, 2006 as compared to September 30, 2005.

      Other administrative expenses increased by 38.1% to Rs. 13.1 billion from Rs. 9.5 billion primarily due to the increased volume of business, particularly in retail banking, and includes maintenance of ATMs, credit card expenses and call centre expenses. The number of savings accounts increased to about 8.6 million at September 30, 2006 from about 6.9 million at September 30, 2005. The volume of credit cards in force has increased to about 6.2 million at September 30, 2006 from about 3.6 million at September 30, 2005. The number of ATMs increased to 2,336 at September 30, 2006 from 2,030 at September 30, 2005.

      Depreciation (net of lease equilisation) on leased assets has reduced by 20.1% to Rs. 1.0 billion in the six-month period ended September 30, 2006 from Rs. 1.3 billion in the six-month period ended September 30, 2005 primarily due to the reduction in leased assets to Rs. 10.5 billion at September 30, 2006 from Rs. 12.7 billion at September 30, 2005.

      We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents of our retail assets in operating expenses. These commissions are expensed upfront and not amortised over the life of the loan. We incurred direct marketing agency expenses of Rs. 7.2 billion on the retail asset portfolio in the six-month period ended September 30, 2006 compared to Rs. 5.1 billion in the six-month period ended September 30, 2005. The growth in direct marketing expenses was commensurate with growth in business volumes.

Provisions and Contingencies

      The following table sets forth, for the periods indicated, the components of provisions and contingencies.

	Six-month period ended September 30,

	2005	2006	2006	2006/2005 % change

	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs. 3,306	Rs. 5,334	JPY 15,095	61.3%
Provision for non-performing assets and for standard assets(1)
	2,482	5,992	16,957	141.4
Others	229	595	1,684	159.8

Total provisions and contingencies (excluding tax)	Rs. 6,017	Rs. 11,921	JPY 33,736	98.1%

___________
(1)	We do not distinguish between provisions and write-offs while assessing the adequacy of our loan loss coverage, as both provisions and write-offs represent a reduction of the principal amount of a non-performing asset. In compliance with regulations governing the presentation of financial information by banks, gross non-performing assets are reported gross of provisions net of cumulative write-offs in our financial statements.

      We classify our loans in accordance with the Reserve Bank of India guidelines. Provisions and contingencies (excluding provisions for tax) increased to Rs. 11.9 billion in the six-month period ended September 30, 2006 from Rs. 6.0 billion in the six-month period ended September 30, 2005 primarily due to higher provisions created on standard assets, in accordance with the revised guidelines issued by the Reserve Bank of India, a higher level of amortisation of premium on government securities (resulting in a larger provision for investments) and a lower level of write-backs.

      Under the Reserve Bank of India's guidelines issued in September 2005, banks were required to make general provision at 0.4% on standard loans (excluding loans to the agricultural sector and to small and medium enterprises). Under the Reserve Bank of India's guidelines issued in May 2006, the general provisioning requirement for personal loans, loans and advances qualifying as capital market exposure, residential housing loans beyond Rs. 2 million and commercial real estate was further increased to 1.0% from 0.4% . The Reserve Bank of India has allowed banks to create the above additional provision of 0.6% in a phased manner in fiscal 2007.

      In accordance with the above guidelines, the standard asset provision in the six-month period ended September 30, 2006 was Rs. 1.3 billion as compared to Rs. 0.4 billion in the six-month period ended September 30, 2005. The amortisation of premium on government securities in the six-month period ended September 30, 2006 was Rs. 5.1 billion as compared to Rs. 3.4 billion in the six-month period ended September 30, 2005 primarily reflecting an increase of 44.0% in investments in government securities.

Tax Expense

      Total tax expense was Rs. 2.8 billion for the six-month period ended September 30, 2006 compared to Rs. 3.0 billion for the six-month period ended September 30, 2005. Income tax expense was Rs. 2.5 billion for the six-month period ended September 30, 2006 compared to Rs. 2.9 billion for the six-month period ended September 30, 2005. The effective rate of tax expense was 16.7% for the six-month period ended September 30, 2006 compared to the effective rate of income tax expense of 21.4% for the six-month period ended September 30, 2005. The effective tax rate of 16.7% for the six-month period ended September 30, 2006 was lower compared to the statutory tax rate of 33.66% primarily due to exemption of dividend income, deduction of income of offshore banking unit, deduction towards special reserve and the concessional rate of tax on capital gains and deferred tax asset on carry forward capital losses.

Financial Condition

      Our total assets increased 49.2% to Rs. 2,823.7 billion at September 30, 2006 from Rs. 1,892.2 billion at September 30, 2005 primarily due to an increase in advances and investments. Net advances increased 45.1% to Rs. 1,554.0 billion at September 30, 2006 from Rs. 1,070.7 billion at September 30, 2005 primarily due to increase in retail advances in accordance with our strategy of growth in our retail portfolio, offset, in part by reduction in advances due to repayments and securitisations. Total investments at September 30, 2006 increased 50.0% to Rs. 829.9 billion from Rs. 553.2 billion at September 30, 2005 primarily due to a 46.1% increase in investments in government and other approved securities to Rs. 607.1 billion at September 30, 2006 from Rs. 415.7 billion at September 30, 2005 in line with our growth in our balance sheet. Other investments (including debentures and bonds) increased by 62.0% to Rs. 222.8 billion at September 30, 2006 from Rs. 137.5 billion at September 30, 2005, reflecting an increase in investments in insurance and international subsidiaries, pass through certificates and credit linked notes. Total assets (gross) of overseas branches (including overseas banking unit in Mumbai) were Rs. 319.8 billion at September 30, 2006. Other assets increased to Rs. 162.3 billion at September 30, 2006 from Rs. 98.8 billion at September 30, 2005.

      Our equity share capital and reserves at September 30, 2006 was Rs. 235.5 billion as compared to Rs. 137.2 billion at September 30, 2005 primarily due to additional equity capital of Rs. 80.0 billion issued in fiscal 2006, the retained profits for the year and exercise of employee stock options. Total deposits increased 57.3% to Rs. 1,895.0 billion at September 30, 2006 from Rs. 1,204.5 billion at September 30, 2005. Our savings account deposits increased by 87.0% to Rs. 271.8 billion at September 30, 2006 from Rs. 145.3 billion at September 30, 2005, while other demand deposits increased 17.8% to Rs. 148.2 billion at September 30, 2006 from Rs. 125.8 billion at September 30, 2005. Term deposits increased by 58.0% to Rs. 1,475.0 billion at September 30, 2006 from Rs. 933.4 billion at September 30, 2005. Total deposits at September 30, 2006 constituted 78.6% of our funding (i.e. deposit, borrowings and subordinated debts) compared to 74.1% at September 30, 2005. Borrowings (including subordinated debt) increased to Rs. 516.0 billion at September 30, 2006 from Rs. 421.7 billion at September 30, 2005. During the six-month period ended September 30, 2006, we raised 7.25% perpetual non-cumulative subordinated debt amounting to Rs. 15.5 billion and domestic debt of Rs. 7.8 billion under Tier I capital, Rs. 12.6 billion under upper Tier II capital and Rs. 20.7 billion under lower Tier II capital.

     2. State of Production, Orders Accepted and Sales

      Please refer to " - II. - 2. Nature of Business" and " - III. - 1. Outline of Results of Operations".

     3. Problems to be Coped with

     There has been no material change during the relevant six-month period.

     4. Material Contracts relating to Management, etc.

      On December 9, 2006, the Board of Directors of ICICI Bank Limited and the Board of Directors of The Sangli Bank Limited ("Sangli Bank") at their respective meetings approved an all-stock amalgamation of Sangli Bank with ICICI Bank. The amalgamation is subject to the approval of the shareholders of ICICI Bank and Sangli Bank, Reserve Bank of India and such other approvals as may be required.

      Deloitte Haskins & Sells, Chartered Accountants, the independent valuers appointed jointly by ICICI Bank and Sangli Bank, have recommended a share exchange ratio of 100 shares of ICICI Bank for 925 shares of Sangli Bank. The proposed amalgamation would result in issuance of approximately additional 3.45 million shares of ICICI Bank, equivalent to about 0.4% of its existing issued equity share capital.

      Sangli Bank is an unlisted private sector bank headquartered at Sangli in the state of Maharashtra, India. At March 31, 2006, Sangli Bank had deposits of Rs. 20.04 billion, advances of Rs. 8.88 billion, net NPA ratio of 2.3% and capital adequacy of 1.6% . In the year ended March 31, 2006, it incurred a loss of Rs. 0.29 billion. Sangli Bank has 198 branches including extension counters. Approximately 50% of the total branches are located in rural and semi-urban areas and 50% in metropolitan and urban centres. The bank has approximately 1,850 employees.

     5. Research and Development Activities

     There has been no material change during the relevant six-month period.

IV.      STATEMENT OF FACILITIES

      1.      State of Major Facilities

                There has been no material change during the relevant six-month period.

      2.      Plan for Installation, Retirement, etc. of Facilities

                There has been no material change during the relevant six-month period.

V.      STATEMENT OF FILING COMPANY

      1.      State of Shares, etc.

           (1)      Total Number of Shares, etc.

                (i)      Total Number of Shares, etc.

(As of September 30, 2006)
Number of Shares Authorised to be Issued	Number of Issued Shares	Number of Unissued Shares
1,000,000,000 equity shares of Rs. 10/- each	892,895,861 shares	107,104,139 shares
55,000,000 preference shares of Rs. 100/- each	Nil	55,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil

                (ii) Issued Shares

(As of September 30, 2006)
Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Stock Exchanges or Registered Securities Dealers' Association
Registered shares, with par value of Rs.10 each	Ordinary shares	892,895,861 shares	Underlying equity shares on: Stock Exchange, Mumbai; and National Stock Exchange of India Limited ADSs on: New York Stock Exchange
Registered shares, with par value of Rs. 10 million each	Preference shares	350 shares	Not applicable.
Total	-	892,896,211 shares	-

(2) Total Number of Issued Shares and Capital Stock, etc.

	Number of Shares on Issue		Share Capital (in Rs.)
Date	Number of Shares Increased/ Decreased	Number of Outstanding Shares After Increase/ Decrease	Amount of Share Capital Increased/ Decreased	Amount After Share Capital Increase/ Decrease	Remarks
Total shares outstanding as on March 31, 2006	-	889,891,224	-	8,898,912,240	-
During fiscal year 2007	4,107,201	893,998,425	41,072,010	8,939,984,250	Issue of shares pursuant to exercise of employee stock options (up to December 4, 2006)
Total shares outstanding as on December 4, 2006	-	893,998,425	-	8,939,984,250	-

(3) Major Shareholders

(As of September 30, 2006)
Shareholder	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary For ADS Holders)	238.6	26.7
Life Insurance Corporation of India	69.36	7.8
Allamanda Investments Pte. Ltd.	66.23	7.4
Crown Capital Limited	44.14	4.9
Bajaj Auto Limited	38.61	4.3
Government of Singapore	20.53	2.3
The Growth Fund of America Inc.	20.00	2.2
Copthall Mauritius Investment Ltd.	19.86	2.2
The New India Assurance Company Limited	14.87	1.7
Morgan Stanley and Co. International Ltd. a/c Morgan Stanley Dean Witter Mauritius Co. Ltd.	14.75	1.7
CLSA Merchant Bankers Limited a/c CLSA (Mauritius) Limited	14.68	1.6
Capital World Growth and Income Fund Inc.	12.28	1.4
Aberdeen Asset Managers Ltd. a/c Aberdeen International India Opportunities Fund (Mauritius) Ltd.	11.7	1.3
General Insurance Corporation of India	9.48	1.1
BMF - Bank Bees Investment a/c	8.93	1.0

2. Trends in Stock Prices

Monthly High and Low Stock Prices of Shares for Each of the Last Six Months ended September 30, 2006

(NSE)

(in Rs.)
Month	April 2006	May 2006	June 2006	July 2006	August 2006	September 2006
High (yen)	621.90 (1,760)	662.55 (1,875)	551.95 (1,562)	553.85 (1,567)	599.25 (1,696)	708.80 (2,006)
Low (yen)	559.80 (1,584)	537.50 (1,521)	451.20 (1,277)	467.75 (1,324)	547.00 (1,548)	687.00 (1,944)

(BSE)

(in Rs.)
Month	April 2006	May 2006	June 2006	July 2006	August 2006	September 2006
High (yen)	621.60 (1,759)	661.30 (1,871)	551.00 (1,559)	554.05 (1,568)	600.10 (1,698)	708.40 (2,005)
Low (yen)	561.60 (1,589)	536.05 (1,517)	454.50 (1,286)	467.00 (1,322)	547.30 (1,549)	596.35 (1,688)

(New York Stock Exchange)
(ADS)

(in US$)
Month	April 2006	May 2006	June 2006	July 2006	August 2006	September 2006
High (yen)	29.79 (3,519)	30.27 (3,576)	27.20 (3,213)	26.23 (3,099)	27.61 (3,262)	30.71 (3,628)
Low (yen)	25.70 (3,036)	26.10 (3,083)	22.49 (2,657)	21.25 (2,510)	26.01 (3,073)	26.18 (3,093)

3. Statement of Directors and Officers

      On October 24, 2006, the Board of Directors elevated Mr. V. Vaidyanathan, Senior General Manager as Executive Director on the Board, subject to the approval of Reserve Bank of India, and of the shareholders at the next general meeting.

      On October 31, 2006 Ms.Lalita Gupte retired from the Board of Directors of ICICI Bank.

      To institutionalise and recognise the group-wide roles of the finance, brand, human resources and technology functions, a new management grade has been introduced in the group. The following Senior General Managers were promoted to the Grade:

a)	Madhabi Puri-Buch was designated as the Group Corporate Brand Officer.

b)	Vishakha Mulye was designated as the Group Chief Financial Officer.

c)	K. Ramkumar was designated as the Group Chief Human Resources Officer.

d)	Pravir Vohra was designated as the Group Chief Technology Officer.

VI.      FINANCIAL CONDITION

      The original English financial statements of ICICI Bank Limited (the “Bank”) for the six-month period ended September 30, 2006 presented in this document are the same ones included in the Form 6-K filed with the U.S. Securities and Exchange Commission on October 24, 2006, and are prepared in accordance with accounting principles generally accepted in India (“Indian GAAP”).

      This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 74 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

      These financial statements of the Bank were summary financial statements and excerpt from the complete set of interim financial statements. The complete set of interim financial statements for six-month period ended September 30, 2006 were audited by BSR & Co., Chartered Accountants and those for six-month period ended September 30, 2005 were audited by S.R. Batliboi & Co., Chartered Accountants.

      The financial statements of the Bank are presented in Indian rupees. In preparation of Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs.1=¥2.83 which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of December 15, 2006.

      “Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

     1.      Financial Statements for the Relevant Six-month Period Summary Profit and Loss Statement

(Rs. in crore)
	Half year ended		Year ended

	September 30,	September 30,	March
	2005	2006	31, 2006

Net interest income[1]	2,039	3,052	4,709
Non-interest income
(excluding treasury)	1,779	2,473	4,056
-Fee income	1,363	2,123	3,259
-Lease & other income	416	350	797
Less:
Operating expense	1,587	2,237	3,547
Expenses on direct market agents
(DMAs)[1]	511	718	1,177
Lease depreciation	128	102	277
Core operating profit	1,592	2,468	3,763

Treasury income	423	375	928
Operating profit	2,015	2,843	4,691

Less: Provisions[3,4]	602	1192	1,594
Profit before tax	1,413	1,651	3,097

Less: Tax	303	276	557
Profit after tax	1,110	1,375	2,540

1.	DMA expense on automobile loans, which was earlier deducted from net interest income, is now included in “Expenses on direct marketing agents (DMAs)”.

2.	Includes premium amortisation on government securities: Rs. 184 crore in Q2-2006, Rs. 243 crore in Q2-2007, Rs. 339 crore in H1-2006, Rs. 510 crore in H1-2007 and Rs. 802 crore in FY2006.

3.	Includes standard asset provisions of Rs. 24 crore in Q2-2006, Rs. 87 crore in Q2-2007, Rs. 40 crore in H1-2006, Rs. 134 crore in H1-2007 and Rs. 339 crore in FY2006.

Summary Balance Sheet

(Rs. in crore)
	Half year ended		Year ended

	September 30,	September 30,	March
	2005	2006	31, 2006

Assets

Cash balances with
Banks & SLR	54,555	84,540	68,114
-Cash & bank balances	12,988	23,825	17,040
-SLR investments	41,567	60,715	51,074
Advances	107,071	155,403	146,163
Investments	13,751	22,278	20,473
Fixed & other assets	13,842	20,152	16,639
Total	189,219	282,373	251,389

Liabilities
Net worth	13,716	23,550	22,206
-Equity capital	741	893	890
-Reserves	12,975	22,657	21,316
Preference capital	350	350	350
Deposits	120,452	189,499	165,083
Erstwhile ICICI borrowings	15,411	11,400	13,190
Other borrowings	26,760	40,201[1]	35,477
Other liabilities	12,530	17,372	15,083
Total	189,219	282,373	251,389

1.	Includes perpetual debt callable with regulatory approval at the end of 10 years from issue, qualifying as Tier-1 capital, aggregating Rs. 2,271 crore.

      2.      Other Matters

           (1)      Legal and Regulatory Proceedings

            At November 30, 2006, there were 18 litigations (each involving a claim of Rs. 10.0 million and more) against us, in the aggregate amount of approximately Rs. 93.63 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). At November 30, 2006, two litigations were pending against our directors in an aggregate amount of approximately Rs. 56.31 billion (to the extent quantifiable). There were five litigations where amounts claimed from us are Rs. 1.00 billion or higher.

           (2)      Subsequent Events

            In November 2006, CRISIL, an Indian credit rating agency, revised the rating of pass through certificates issued by a trust backed by personal loan receivables securitised by us. The rating was revised from AAA (SO) to AA (SO) due to higher than anticipated utilisation of the cash collateral stipulated at the initiation of the transaction.

            Also refer to “ - III. - 4. Material Contracts relating to Management, etc."

3.      Major Differences between United States and Japanese Accounting Principles and Practices

      [Prepared by KPMG.]

     The financial statements of the Bank for the year ended March 31, 2006 include notes describing the differences between accounting principles generally accepted in India and those in the Untied States of America (“US GAAP”) and disclose net income and stockholders’ equity under US GAAP (The interim financial statements presented in this document do not include such notes nor disclosure). Summarized hereunder are significant differences between the accounting policies under US GAAP adopted in preparation of these figures and Japanese accounting principles.

(1)      Principles of consolidation

      The Bank consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates entities deemed to be variable interest entities where the Bank is determined to be the primary beneficiary under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”.

      In Japan, a concept of variable interest entities is not used to determine the scope of consolidation.

(2)      Venture capital investments

      The Bank’s venture capital funds carry their investments at fair value, with changes in fair value recognized in gain/loss on venture capital investments. Quoted investments are generally valued at the closing market price at year-end. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods.

      In Japan, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)      Goodwill

      The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

      In Japan, goodwill arising from purchasing a business was amortized within five years and goodwill arising from purchasing a company that was subsequently consolidated was amortized within twenty years under the Commercial Code Enforcement Regulation of Japan. However, as a result of the adoption of Accounting Standards for Business Combinations, effective for the fiscal year beginning on and after April 1, 2006, goodwill arising from business combinations is now required to be amortized over a period not exceeding 20 years.

(4)      Share-based compensation

      The Bank uses the intrinsic value method to account for its employee stock-based compensation plans. Compensation cost for fixed and variable stock based awards is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price. Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until the number of shares an individual is entitled to receive and the exercise price are known (measurement date).

      In Japan, "Accounting Standard for Stock Options" was issued in December 2005 for the accounting for stock-based compensation. This accounting standard applies to share options granted to employees, other share options and shares within the scope of the standard on and after the date on which the Corporation Law takes effect (May 1, 2006). Under the standard, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)      Loan origination fees

      Loan origination fees (net of costs) are amortised over the period of the loans as an adjustment to the yield on the loan.

      In Japan, there is no specific accounting standard for amotisation of loan origination fees.

(6)      Hedge accounting

     The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items.

      In Japan, hedge accounting was generally achieved by deferring gains and losses arising from changes in fair value of hedging instruments as an asset or liability until when the gain or loss on the hedged item is recognized in the statement of income. However, as a result of the adoption of “Accounting Standards for Presentation of Net Asset in the Balance Sheet”, effective for the fiscal year ending on and after May 1, 2006, deferred gains and losses arising from changes in fair value of hedging instruments are directly recognized in equity, net of tax effect.

4.      Major Differences between Indian and Japanese Accounting Principles and Practices

      [Prepared by KPMG.]

     The interim financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. Summarized hereunder are significant differences between the accounting policies adopted by the Bank and Japanese accounting principles.

(1)      Principles of consolidation

     The Bank consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Assets, liabilities, income and expenditure of the jointly controlled entities are consolidated using the proportionate consolidation method. Under the proportionate consolidation method the Bank’s share of each of the assets, liabilities, income and expenses is reported as separate line items in the consolidated financial statements.

      In Japan, there is no concept of proportionate consolidation method.

(2)      Stock issue costs

      The expenses of the issue have been charged to the share premium account.

     In Japan, stock issue costs are either charged to expense as incurred or deferred to be amortized over three years.

(3)      Sale of loans

     The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognised and gains / losses are recorded only if the Bank surrenders the rights to benefits specified in the loan contract. Net income arising from sell down of loan assets is recognised upfront in interest income. With effect from February 1, 2006, in accordance with new guidelines issued by RBI, net income arising from securitization of loan assets is amortized over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold.

     Under the Japanese accounting principles, the transfer of loans are recognized as sales and the resulting gains are recognized if derecognition requirements for financial assets under the financial component approach are met.

(4)      Share-based compensation

     The Bank uses the intrinsic value based method as prescribed by the guidance note on ‘Accounting for Stock Options” issued by ICAI to account for its stock-based employees compensation plans. Compensation cost for fixed and variable stock-based awards is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price. Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until the number of shares an individual is entitled to receive and the exercise price are known (measurement date).

     In Japan, "Accounting Standard for Stock Options" was issued in December 2005 for the accounting for stock-based compensation. This accounting standard applies to share options granted to employees, other share options and shares within the scope of the standard on and after the date on which the Corporation Law takes effect (May 1, 2006). Under the standard, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)      Retirement benefit

     In respect of gratuity benefit and other benefit schemes, where the Bank makes payments for retirement benefits out of its own funds, provisions are made in the profit and loss account based on actuarial valuation. In cases where the liability for retirement benefits is funded through a scheme administered by an insurer, the contributions payable during the year to the insurer is charged to the profit and loss account for that year.

     In Japan, defined benefit plan is accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6)      Mark-to-market of securities

     Net unrealized gains on investments by category are ignored, except for the insurance subsidiaries wherein the unrealized gains and losses are transferred to the fair value change account grouped under Revenue and Other Reserves.

     In Japan, unrealized gains and losses on trading securities are recognized in the profit and loss account and those on other securities are recorded in equity.

(7)      Acquisition costs of securities

     Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

      In Japan, such costs are included in acquisition costs of securities.

(8)      Profit on sale of held-to-maturities securities

     Profit on sale of investments in the ‘Held to Maturity’ category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve.

     In Japan, such profit is recognized in the profit and loss account upon sale. There is no specific standard concerning transfer of such profit to reserve.

(9)      Venture capital investments

     The Bank’s venture capital funds carry their investments at fair value, with changes in fair value recognized in gain/loss on venture capital investments. Quoted investments are generally valued at the closing market price at year-end. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods.

     In Japan, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(10)      Provisions for loan losses

     The Bank follows the RBI norms for income recognition and asset classification. Provisions are made on sub-standard and doubtful assets at rates prescribed by RBI. RBI norms also allow banks to create additional floating provisions over and above the specific provisions. The additional floating provisions are in general based on losses anticipated by the Bank on historical loss experiences or expected anticipated losses in certain loans. For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by RBI, which requires the present value of the interest sacrifice be provided at the time of restructuring.

     In Japan, provision for loan losses in banks is established based on the self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to calculate based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe certain rate to be used for calculation of provisions in banks.

(11)      Hedge accounting

     Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted for at fair value or on accrual basis, in accordance with RBI guidelines.

     In Japan, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(12)      Impairment of long-lived assets

     Long-lived assets and certain intangible assets are reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

      In Japan, undiscounted cash flows are used for assessment of impairment.

(13)      Deferred tax

     The Bank recognizes deferred tax based on virtual certainty. A deferred tax asset is recognised on unabsorbed depreciation or carry forward losses under tax laws to the extent there is convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realized.

     In Japan, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(14)      Dividends

     Dividends on common stock and the related dividend tax are recognized in the year to which it relates to.

      In Japan, dividends are recognized upon approval in the annual general meeting.

VII.      TRENDS IN FOREIGN EXCHANGE RATES

     The information required under this subsection is omitted because the foreign exchange rates between the Indian rupees, being the currency in which the financial statements of the Company are made up, and Japanese yen has been published in two or more daily newspapers reporting general affairs for the referenced periods.

VIII. REFERENCE INFORMATION OF FILING COMPANY

     The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report
	and the attachments thereto	filed on September 29, 2006

PART II.      INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY, ETC.

I.      INFORMATION ON GUARANTY COMPANY

      Not applicable.

II.      INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

      Not applicable.

III.      INFORMATION ON BUSINESS INDICES, ETC.

      Not applicable.